LAW OFFICES OF
                           DERENTHAL & DANNHAUSER LLP
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                         SAN FRANCISCO, CALIFORNIA 94104
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                            FACSIMILE: (415) 981-4840


                                February 25, 2005




BY EDGAR AND OVERNIGHT DELIVERY

Ms. Pamela Carmody
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street. N.W.
Washington, D.C. 20549

          Re:      BellaVista Capital, Inc. (the "Company")
                   Preliminary Proxy Statement on Schedule 14A filed February 18, 2005
                   Supplemental Letter dated February 22, 2005
                   SEC File No. 0-30507

Dear Ms. Carmody:

         This letter is in response to comments on the above referenced filings as set forth in your letter dated February 24, 2005. The numbered responses below correspond to the numbered comments in your letter. We are concurrently forwarding to you and Ms. Losert a marked hard copy of this letter to facilitate your review. We submit proposed changes to the solicitation materials in response to comments 1 and 2. We would propose to include these changes in definitive materials should you clear the Company to file definitive materials based on our responses.

         1. The Maryland statute does require a board resolution declaring the dissolution advisable and directing that the dissolution be submitted to a shareholder vote at a regular or special meeting of the shareholders. It may then be approved by affirmative vote of two-thirds of the outstanding shares. The Company's board determined to hold the shareholder vote and agree to be bound by its result. If two thirds of the shares vote to dissolve, the board will approve an amendment advising dissolution and will submit the resolution to a vote at the annual meeting to be held after the annual report is published in the next few months.

Ms. Pamela Carmody
February 25,  2005
Page 2


         For all of the reasons discussed in prior correspondence, the board has viewed and continues to view the proposal as one directing the liquidation and dissolution of the company. If sufficient shares are voted to liquidate and dissolve, then the board has determined that it will be "advisable" to dissolve. If fewer than the required number of shares vote for dissolution, then the board will determine the future course of the company in accordance with the result.

         We would propose to make the following marked change to the proxy solicitation document under the caption "Shareholder Proposal" to clarify this point, with added language underlined:

"Shareholder Proposal

The meeting will be held for the sole purpose of voting on the following proposal (the "Proposal") made by shareholders Jeff Black and Michael Johnson, record holders of an aggregate of 311,341 of the Company's shares of common stock (less than 2% of the outstanding shares as of February 7, 2005):

PROPOSAL: That the Corporation cease making new investments, and immediately reduce its administrative expenses associated with making new investments. The Board of Directors shall adopt a detailed plan to sell the Company's remaining assets and distribute cash proceeds to its creditors and shareholders as such proceeds become available for distribution, after allocating adequate reserves to meet current and contingent liabilities.

The Board of Directors interprets this proposal as a proposal to liquidate the company. Under Maryland law, such a proposal requires the affirmative vote of 66.67% of the outstanding shares. If at least 66.67% of the outstanding shares vote to approve the proposal, the vote will be deemed binding on the Board, the Board will adopt a resolution declaring the liquidation and dissolution of the Company to be advisable and will have a formal vote for dissolution at the annual meeting to be held later this year. Upon further approval of two-thirds of the outstanding shares at the annual meeting, management and the Company will proceed with the winding up, liquidation and dissolution of the Company."

         2. The Company did consider discussing historic returns on its investments, but it has substantially changed its management structure and business plan during the past year. During some past periods, returns exceeded projections for current investments, but a substantial downturn in the market for high end single family homes in the San Francisco Bay Area during recent years caused the Company to incur significant losses. These losses and the resulting need to restructure management and the business model have been fully disclosed to the shareholders in regular correspondence and reports, and they are well aware of the events affecting the Company's investment returns during recent years.

Ms. Pamela Carmody
February 25, 2005
Page 3

         The Company proposes to revise the fifth paragraph of its letter to shareholders included as Appendix C to the Schedule 14A as follows, with added language underlined:

With our investment strategy we seek to provide a 15% gross return on our invested assets with a commensurate level of risk mitigated through an extensive due diligence process and diversification of our investments in terms of size, investment type, geographic region and price point. With reduced company overhead, our continuing operating expenses are estimated to be approximately 2.5% of assets, which when subtracted from the targeted 15% gross return, yields a net return of 12.5%. Using our new investment strategy and underwriting procedures we have already made four new investments which are projected to provide annual returns in excess of 22%. These new investments currently represent approximately 24% of our realizable assets. Based on the projected timing for our investment repayments and our current pipeline of investment opportunities, we project that nearly 90% of our investments will have been made under our new investment strategy and underwriting criteria by the end of 2005. While rates of return on future investments may vary with market conditions, our recent investments made in the current market demonstrate the opportunity to achieve our targeted net returns on invested assets.

         3. See the attached letter from the Company in which the required representations are subscribed by on behalf of the Company by its president.

                  Please contact me with any further questions or comments you may have concerning this filing.


                                        Very truly yours,




                                        Paul J. Derenthal

cc:      Johanna Vega Losert, Esq.
         Mr. Michael Rider